09055959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53166

RECD S.E.C.
MAR 2 2009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SPRING INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 NASON HILL ROAD
(No. And Street)

SHERBORN, (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN B. SPRING (508) 655 - 3790
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor, (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN B. SPRING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING INVESTOR SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CCO

Title

Notary Public

CLAIRE P. BURROUGHS
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 23, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Spring Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Spring Investor Services, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spring Investor Services, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 14, 2009

SPRING INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 43,890
Accounts Receivable (Net of Allowance for Doubtful Accounts of $1,402,264)	1,403,800
Loans to Shareholder	41,834
Prepaid Expenses	27,283
TOTAL ASSETS	$ 1,516,807

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 16,614
Total Liabilities	16,614
Shareholder's Equity:	
Common Stock, No Par Value, 200 Shares Authorized, 100 Shares Issued and Outstanding	1,000
Retained Earnings	1,499,193
Total Shareholder's Equity	1,500,193
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,516,807

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Spring Investor Services, Inc. (the "Company") was incorporated in Massachusetts on November 30, 1995 under the name QED Market Advisors, Inc. The corporation changed its name to Spring Investor Services, Inc. on November 20, 2000 and commenced operations as a broker dealer on September 5, 2001. The focus of the Company is to market private placement products to accredited investors. The Company's marketing efforts are concentrated on high net worth individuals and institutional investors through pre-existing contacts developed by its sole registered representative. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $27,276 which was $22,276 in excess of its required net capital of $5,000.

NOTE 3. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in the State of Massachusetts. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by the stockholder on his individual tax returns.

The Company is subject to the Massachusetts Excise Tax. A provision for this tax has been made and is reflected on the statement of income in other expenses.

NOTE 4. USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a lease for an automobile expiring on October 28, 2009. Future minimum lease payments are as follows:

Year ended December 31,	Amount
2009	8,452
Total	$ 8,452

For the year ended December 31, 2008, the lease expense for this automobile was $10,865.

NOTE 6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

During 2007, the Company initiated an action against a party for consulting fees. As the outcome of the action is uncertain, management has decided to book an allowance for doubtful accounts of approximately 50% of the uncollected balance due. At December 31, 2008, an allowance for doubtful accounts in the amount of $1,402,264 is included in the statement of financial condition.